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Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
Cambior Inc. ("Cambior") 1075, 3ième Avenue Est C.P. 9999 Val d'Or, Québec J9P 6M1
Item 2.	Date of Material Change
September 14, 2006.
Item 3.	Press Release

A press release reporting the material change was issued jointly by Cambior and IAMGOLD Corporation ("IAMGOLD") on September 14, 2006 through CCN Matthews. A copy of the press release has been filed on SEDAR and is available at www.sedar.com.
Item 4.	Summary of Material Change

On September 14, 2006 Cambior announced that it had reached an agreement with IAMGOLD (the "Acquisition Agreement"), whereby IAMGOLD would acquire all of the issued and outstanding shares of Cambior at a price of 0.42 IAMGOLD common shares for each Cambior common share. This acquisition will be implemented by way of a court approved plan of arrangement of Cambior (the "Plan of Arrangement").
Item 5.	Full Description of Material Change

Cambior and IAMGOLD have reached an agreement under which IAMGOLD will acquire all of the issued and outstanding shares of Cambior at a price of 0.42 IAMGOLD common shares for each Cambior common share. The new company will continue under the name "IAMGOLD Corporation". Under the terms of the Plan of Arrangement, each Cambior common share will be transferred to IAMGOLD in exchange for 0.42 IAMGOLD common shares. After completion of the transaction, current IAMGOLD shareholders will own approximately 57% of IAMGOLD and current Cambior shareholders will own approximately 43%.

The combination has been unanimously approved by the boards of directors of Cambior and IAMGOLD and will be subject to the favourable vote of holders of 75% of the Cambior common shares to be voted at a special meeting of shareholders that will be called to approve the transaction. The board of directors of Cambior has determined that the transaction is in the best interests of Cambior, that the consideration offered pursuant to the arrangement is fair to the Cambior shareholders, and will recommend that holders of Cambior shares vote in favour of the transaction.

The Acquisition Agreement with IAMGOLD contains terms and conditions typical for transactions of this nature and prohibits Cambior from soliciting competing offers. IAMGOLD has the right to match any unsolicited competing offers. In certain circumstances, Cambior or IAMGOLD may terminate the Acquisition Agreement and Cambior may withdraw its recommendation to the Cambior shareholders to vote in favour of the Plan of Arrangement. In any such event, Cambior would be required to pay a termination fee to IAMGOLD of C$45 million.

Reference is made to the Acquisition Agreement for a complete description of the terms and conditions of the Plan of Arrangement, a copy of which has been filed on SEDAR and is available at www.sedar.com.
Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This report is not being filed on a confidential basis.
Item 7.	Omitted Information
None.
Item 8.	Executive Officer
Cambior Inc. Martin Amyot Manager, Investor Relations (450) 677-0040 or Toll-Free in North America: 1-866-554-0554 (450) 677-3382 (FAX) info@cambior.com www.cambior.com
Item 9.	Date of Report
DATED this 20th day of September, 2006.

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FORM 51-102F3 MATERIAL CHANGE REPORT